OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

LafayetteRaceway.com, LLC

1705 Greenbush Street
Lafayette, IN 47904

www.LafayetteRaceway.com

100 units of Master Member Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,000 Master Member Units ($100,000)

Minimum 100 Master Member Units ($10,000)

Company	LafayetteRaceway.com, LLC
Corporate Address	1705 Greenbush Street, Lafayette, IN 47904
Description of Business	"Your Family Fun Park"
Type of Security Offered	1,000 Master Member Units
Purchase Price of Security Offered	$100.00
Minimum Investment Amount (per investor)	$100 (1 Master Member Unit)

Perks

$1,000+ Equity Members who invest $1,000 or more will also receive free admittance to the Park for a year.

$10,000+ Any business owner who invests or organizes a group to invest $10,000 or more will have their Business Facade included in the Tactical Laser Tag arena streetscape. They will also enjoy free lifetime admittance to the Park, along with their immediate family.

** All perks occur after the offering is completed.*

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

LafayetteRaceway.com, "Your Family Fun Park" plans to provide the residents of Greater Lafayette Indiana and visitors to the Purdue University twin cities, a safe, social gathering place to experience wholesome family entertainment, enjoy quality time with friends and relatives while sharing a meal in a unique comfortable setting.

The Park, when completed, is planned to include an outdoor 1,000' family electric go-kart track with indoor pit area for kart storage and charging with a 300' indoor slick track. The venue also plans to feature 54 holes of miniature golf with 18 of those indoors, 12 Spin Zone Bumper Cars, Tactical Laser Tag, Outdoor Batting Cages, a large Arcade including a Lazer Maze with numerous other interactive amusements, including a Golf Simulator for training and playing on legendary courses, the "Hour Time" Sports Pub, Wine Bar & Bakery Cafe with Pizza & other concessions and ultimately the full service "Hour Time" Restaurant & Bar.

Mark formed Snyder Entertainment Group, LLC in May of 2016 to be the management company for LafayetteRaceway.com, LLC which was formed in June. In July, he purchased the Iconic "Hour Time" Clock to be the focal point of the new Fun Park; *"Hour Time" is Fun Time*. This time we plan to own the land and we want you to join us as an Owner.

The plan is for Your Family Fun Park to be "Crowd Funded". This Initial Campaign will fund the predevelopment costs, including the purchase and relocation of the Historic "Hour Time" Clock, securing the Lease with Purchase Option for the property, the final Park designs and the legal & accounting work necessary to initiate the next funding campaign. We intend to develop the project in (6) Phases using a combination "Crowd Funding" campaign with a Reg. A or D offering. The 1st Phase plans include a 5,000 sq.ft. Tactical Laser Tag Arena on (2) levels, 8 Spin Zone Cars and the Sports Bar with Food Court.

The 1st phase could open as early as Spring 2018 and operate evenings and weekends. This would allow the staff to work out the kinks while the 2nd phase construction takes place with a planned grand opening Summer 2018. Please consider becoming a Master Member of this exciting project and Owner of LafayetteRaceway.com, "Your Family Fun Park".

Corporate Structure

The Snyder Entertainment Group, LLC (SEG), was formed by Mark Snyder on May 18, 2016 to be the Management Company for LafayetteRaceway.com, LLC (LRC) which he formed on June 23, 2016. SEG has no other interests at this time and is focused solely on the development of the Park. LRC has assembled a group of mature professionals who each bring their unique talents and experience to the project in a complimentary fashion. LRC has retained the services of several industry consultants to assist with the design, marketing, feasibility and construction of the development. This seasoned group of professionals will be continually retained to assist; in the hiring, training and certifying of the Company's employees and to evaluate the efficiency and ongoing success of the business.

The LafayetteRaceway.com, LLC (LRC) will own the Park, pay for the improvements and hire the staff. The Snyder Entertainment Group, the Founding Member of LRC, will act as Manager.

In return for covering the predevelopment costs and managing the Company's business, SEG will receive 10% of gross revenue and 50% of net profits thru the 1st Phase, dropping to 25% once the 2nd Phase escrow is released.

Upon parity with the Charter Members, Snyder Entertainment Group will begin earning 50% of net profits thru perpetuity and 50% of net proceeds upon sale to a 3rd party.

The Investment Property & Building

The plan is to lease the building with the option to purchase. This investment opportunity is as much a real estate play as it is a start-up business. The $3.25 million purchase price equates to $65 per sq.ft. for the 50,000+ building. Just the land value alone is $265,000 per acre for the 12.27 acres. We have projected that we can fully amortize the building in a 10 year land contract. Converting the building from its current mixed use industrial zoning to a retail property should further increase its valuation. Building the iconic Clock Tower should also add to the property's uniqueness and value. The Master & Charter Members will participate on sale to a 3rd party.

Sales

The Company has no sales and will not be open for business until additional financing has been secured. This Offering is designed to raise the capital needed to finalize the Park plans and initiate the fund raising campaign to develop the 1st Phase of the Park. Ticket sales for the Team Combat Tactical Laser Tag experience and the Spin Zone bumper car rides; along with the revenue from the "Hour Time" Sports Pub, Wine Bar & Bakery Cafe will begin after the 1st Phase opens.

Supply Chain & Customer Base

Mark & Monte have assembled a team of consultants & vendors who will help establish the supply chain for the goods and services needed to successfully run the Park. The customer base will be comprised of local families, businesses and individuals; in addition to visitors to the area looking for wholesome family entertainment and/or a meal.

Liabilities and Litigation

The Company is not involved in any litigation and the only liability is the promissory note to the Founding Member for the purchase of the Clock and the predevelopment expenses.

Competition

There is very little direct competition in this market area. We identify the businesses that are competing for the entertainment dollars being spent in this market as, Mini Golf Courses, Batting Cages, Bowling Alleys, Movie Theaters, Trampoline Parks and Golf Courses & Country Clubs.

Precision Putt Plus, located behind Meijer on the east side, is the only direct competition offering any of our attractions, mini golf & batting cages. They have 18 holes of golf and 6 batting cages. The business is totally seasonal and located somewhat off the beaten track. They have little opportunity for drive-by impulse play. The only other mini golf is the indoor black-light Monster Golf, located on Veteran's Parkway South in the Wal-Mart plaza. It has a redemption arcade and has been in business for several years.

"Get Air" & "Elite Air" are 2 trampoline parks both less than a mile away from our site and have only been in business for a short time. They appear very successful, however we believe that industry attraction will go the way of the buggy whip once the accidents pile up and the insurance evaporates. They are single attraction sites, but their proximity indicates that we must have a good location.

Our location is perfect for that drive-by, eye appeal, impulse to have some fun. Our mini golf courses plan to be beautifully landscaped in the greenspace right along the roadside. The planned 30-foot-tall clock tower will capture everyone's attention and the 4-sided digital billboard will keep passersby and patrons apprised of all the latest goings on at "Your Family Fun Park". The lower portion of the tower will serve as a shelter for the existing bus stop already centered on the Creasy frontage.

Bowling alleys and movie theaters represent the largest competition for the entertainment dollars in our market. Google maps shows 4 Bowling alleys in the area, Mike Aulby's Arrowhead Bowl, located on Brother's Drive south of Teal, Market Square Lanes near the old shopping center off Greenbush Street, Landmark Lanes on Schuyler Avenue and Union Rack & Roll in the basement of the Student Union Building on Purdue's campus.

Movie theaters compete for entertainment dollars in a big way, and they like the rest of the FEC industry are recession resistant. There are 3 movie complexes in our market, Lafayette 7, located on McCarty Lane just around the corner, Eastside 9, just 2 miles away off Rt. 26 and Wabash Landing across the river on the Levee. These businesses appear to be very successful and their proximity again should confirm the likelihood for success in our location.

Golf courses also compete for the consumer's entertainment budget. There are several golf courses or country clubs within the 20 minute driving radius of our site, oh and 2 driving ranges. The Tee Off 2 driving range, aka/A Home on the Range, on Veterans Parkway East just north of St. Rd. 38, has covered tee boxes and offers a full service shop. The Birck Boilermaker complex at Purdue has a driving range, pro shop and two courses. Although a bit pricey they are both open to the public, unlike the private 9 hole Lafayette Country Club located on south 9th street. Most of the other clubs are semi-private, Coyote Crossing, Bello Terra golf course, the Battle Ground Golf Club and the West Lafayette Golf & Country Club, Ravines Golf Course. We don't believe the area golf courses represent direct competition, in fact we expect a great many of their members will be visiting the Park to take advantage of our simulators on days of inclement weather.

Most grocery stores have a few video and prize games and maybe the proverbial horse type rides to a attract the young ones as Mom tries to get her groceries to the car, but no one in the area will compete with our full arcade, redemption center and gift store once phase 4 is completed. The FEC success seminars confirm that the attractions bring in the patrons and the arcade games make the money.

The team

Officers and directors

Mark L. Snyder	Manager
Monte L. Snyder	Director of Marketing

Mark L. Snyder
Mark & Monte are veteran businessmen and have many years of experience managing several Putt-Putt® mini golf courses around Indiana. They have assembled a team of professionals to assist them in the development of the Park. You can find the list in the Consultants and Vendors section of the Business Plan along with the links to their respective webpages. This impressive group will train and assist the Brothers in managing the staff. It will take a village of energetic young people to insure that all of our Patrons have a great time. The Park will provide part-time employment for dozens of high school and college students. Mark was a former Indiana Foosball State Champion and finished 3rd in the National U.S. Open. Mark's custom installation business has installed thousands of audio, stereo, communications, safety and surveillance equipment for automobiles, homes and businesses in the Lafayette area. Prior employment - 2016 - Present - Manager, Snyder Entertainment Group, LLC 1995 - Present - Owner, Custom installations 2012 - Present - Installer, S & C Ignition Interlock, LLC Installing Smart Start ignition interlock devices per Court Order.

Monte L. Snyder
Monte has leased and managed several Putt-Putt® franchises in Indiana, including Merrillville, Indianapolis and two in Lafayette. He has been a Member of the Professional Putters Association's Midwest Tour for over 30 years, most seasons carrying a National ranking. On August 21, 2017 he was the co-leader in the National Senior Putt-Putt Championship. Since 2006, Monte's International Drivers Training School has instructed hundreds of international students on how to drive safely in the United States. Prior employment - 2016 - Present Manager, Snyder Entertainment Group, LLC 2006 - 2015 - Owner, International Driver's Training School

Number of Employees: 1

Related party transactions

Mark Snyder formed and is the manager of LafayetteRaceway.com and also the Founding Member, Snyder Entertainment Group, LLC. He has agreed to have LRC reimburse SEG for all predevelopment expenses of $26,627 incurred with the building of LafayetteRaceway.com. These expenses include the acquisition and relocation of the Clock, cost of preliminary Park design, marketing, legal and accounting expenses and other costs. The note dated 12/31/16 has no set maturity date and does not include interest for the debt owed to its Founding Member. The Snyder Entertainment Group, LLC continues to incur on going expenses related to this campaign and Park development and will be reimbursed for those expenses as cash flow permits. Additionally, once the Park is open SEG will be paid a management fee equal to 10% of gross revenue for it's role in management and development of the Park.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **The Master & Charter Members will not have a say in the management of the Park.** The Founding Member has sole responsibility for the management of the Company. There is no guarantee the Founding Member will be successful in the management of the Park. The Founding Member has no operating history and was only recently formed to specifically manage the Park, it has no other interests or purpose. Although Mark & Monte have previous experience in managing several Putt-Putt mini golf courses, it's been some number of years and the venues were not nearly as large as the plans call for LafayetteRaceway.com. The number of planned attractions will require the hiring and managing of many employees. Although the twins have been successful business owners, they have not managed the number of employees that will be required to run the Park.
- **This is a new Company and it has no operating history.** The Company has no history, no clients, no revenues. If you are investing in this company, it's because you think the Park is a good idea, that the Company will be able to secure the funding necessary to develop the Park and that the Company will be able to successfully market, and operate the Park, that the Company can price it right and motivate enough people to come to the Park so that the company will succeed. We have yet to develop a Park that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Even if this Offering is successfully completed the additional funding campaigns will also need to be successful before operations can begin. The Company was unsuccessful in a prior attempt to raise capital and even though the brothers learned a great deal about crowd funding, there is no guarantee this or future campaigns will be successful.
- **Even if we raise the maximum sought in this offering, we may still need to raise extensive funds in order to be able to begin operations.** We estimate that we will require at least $3 million to fully develop the Park. We believe that we will be able to secure the needed funds thru additional crowd funding campaigns. If we

are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof. Additional issuance of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties could affect the value of your investment. Although the Manager currently has no intention of issuing additional securities, other than those identified in the business plan, or repurchasing securities, or entering into transactions with related parties, there is no guarantee that they will not. This offering is designed to fund the predevelopment costs of the Business Plan. There are 6 phases in the total development that we plan to complete. As noted in the Business Plan, we anticipate that we will issue additional securities in Phases 1 through 6. The Master and Charter Members are anticipated to receive benefits on the sale of the issuer or its assets as described in the Business Plan and the Operating Agreement.

- **Our financial review does not include a going concern note.** Our ability to continue as a going concern for the next six months is dependent upon our ability to generate sufficient capital from this Offering to meet our obligations as outlined in the Uses of Proceeds section, and then to obtain additional capital financing from our members and/or third parties for the future campaigns. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **Our valuation is based on the acquisition of the Historic "Hour Time" Clock and other value.** Each individual must determine if this investment is right for them. You may seek the advice of investment professionals, but in the end it is your decision to invest. Do not invest more than you can afford to lose. Our pre-money valuation is based on the acquisition of the Historic "Hour Time" Clock and the value of the intellectual property developed in the Business Plan. The value of a 100+ year old clock that weighs 9 tons and is basically a 16' cube, can not be determined. Even thought it still keeps perfect time, there are limited practical uses; it's not like you can just throw it in the back of a truck and head on down the road. We have developed a plan to relocate the clock to our proposed site, however until this offering is complete the Company does not have the resources to secure the lease on the property and transfer the clock. The owners of the property have agreed in principle to our proposal, but do have the property listed for sale. If the proposed property sells prior to the successful completion of this offering we will be forced to find a suitable alternative location. Another location may not be feasible with this plan. The business plan was designed around developing the Park in Phases. If another suitable site is located it may not be able to be Phased as designed and could require a different financing strategy.
- **The financial projections are projections and are not guarantees.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you) will make money, even if there is sufficient demand for the Park, people think its a better option than the competition and the Park has priced the services at a level that allows the company to make a profit and still attract business. Even though the utilization

rate is projected at 10% for the 1st two years and 15% thereafter, when the industry target is more like 30%, there is no guarantee that we can even achieve that rate. The expenses could be higher than projected and we could incur expenses that we have not anticipated.

- **No Regulatory Approval.** No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one.
- **Forward Looking Statements.** The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. This information is given in summary form and does not purport to be complete. Readers are cautioned not to place undue reliance on these forward looking statements. While due care has been used in the preparation of forecast information, actual results may vary in a materially positive or negative manner. Forecasts and hypothetical examples are subject to uncertainty and contingencies outside LRC's control.
- **High Degree of Risk.** Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. You are limited to the amount you can invest by Regulation CF based on your income and net worth. Compliance to those guidelines is required. Information in this presentation, including forecast financial information, should not be considered as advice or a recommendation to investors or potential investors in relation to holding, purchasing or selling securities or other financial products or instruments and does not take into account your particular investment objectives, financial situation or needs. Before acting on any information you should consider the appropriateness of the information having regard to these matters, any relevant offer documents and in particular, you should seek independent financial advice. All securities and financial product or instrument transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk.
- **We have had discussions with the building owners, but do not as yet have a signed lease agreement.** We have had multiple discussions with the owners of the building and they have agreed in principle to our proposal, but do have the property listed for sale. If the proposed property sells prior to the successful completion of this offering we will be forced to find a suitable alternative location. Another location may not be feasible with this plan. The business plan was designed around developing the Park in Phases. If another suitable site is located it may not be able to be Phased as designed and could require a different financing strategy. If we are unsuccessful in raising the funds needed to develop the 1st Phase we will have no revenue.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Snyder Entertainment Group, LLC, 100.0% ownership, Founding Member units

Classes of securities

- Founding Member Units: 1,000

  Founding Member Units

  The Company is authorized to issue up to 1,000 Founding Member Units. There are a total of 1,000 units currently issued and outstanding.

  Voting Rights Rights of Founder Members

  The holders of Founder Units are entitled to one vote per unit on the Manager of the Company. Snyder Entertainment Group, LLC ("**SEG**") currently owns all 1,000 authorized Founding Member Units, and is controlled and beneficially owned by Mark & Monte Snyder.

  ***THIS IS ONLY A SUMMARY OF RIGHTS AND PREFERENCES OF FOUNDING MEMBER UNITS. FOR A COMPLETE SET, PLEASE SEE THE ENTIRE OPERATING AGREEMENT ATTACHED AS AN EXHIBIT TO THE FORM C - OFFERING DOCUMENT.**

- Master Membership Units: 0

  Master Member Units

  The Company is authorized to issue up to 1,000 Master Member Units. There are a total of 0 units currently issued and outstanding.

  Voting Rights of Master Members

  The holders of Master Member Units do not have any voting right with respect to the LLC, except as required by law.

  ***THIS IS ONLY A SUMMARY OF RIGHTS AND PREFERENCES OF MASTER MEMBER UNITS. FOR A COMPLETE SET, PLEASE SEE THE ENTIRE OPERATING AGREEMENT ATTACHED AS AN EXHIBIT TO THE FORM C - OFFERING DOCUMENT.**

- Charter Member Units: 0

  Charter Member Units

  The Company is authorized to issue up to 30,000 Charter Member Units. There are a total of 0 units currently issued and outstanding.

Voting Rights of Charter Members

The holders of Charter Member Units do not have any voting right with respect to the LLC, except as required by law.

***THIS IS ONLY A SUMMARY OF RIGHTS AND PREFERENCES OF CHARTER MEMBER UNITS. FOR A COMPLETE SET, PLEASE SEE THE ENTIRE OPERATING AGREEMENT ATTACHED AS AN EXHIBIT TO THE FORM C - OFFERING DOCUMENT.**

What it means to be a Minority Holder

The Master & Charter Members will not have a say in the management of the Park. The Founding Member has sole responsibility for the management of the Company. As a holder of the Master or Charter Member Units, you will have no voting rights. Even upon conversion of the units purchased in this Offering, you will hold a minority interest in the Company and the Founder Member will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuance of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties. The plans call for additional fund raising campaigns which will further reduce your percentage ownership in the company.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional Member Units. In other words, when the Company issues more Units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of Units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into Units.

The plans call for us to issue more Units, an Investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2017 Jane invests $10,000 for 100 Master Member units that represent 5%

of a company valued at $200,000.

- In December the company is doing very well and sells $3 million in units to Charter Members on a valuation (before the new investment) of $500,000. Jane now owns only 2.5% of the company but her stake is worth $87,500.

- In June 2018 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane still owns 2.5% of the company but her stake is only worth $50,000.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those Units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each Unit, ownership percentage and earnings per Unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the initial development (1st Phase) of the Park, which we do not anticipate occurring until early 2018, after the next round of funding has been initiated. Based on our forecast, with the liquidity of the anticipated full raise amount, we believe that we can operate the business for 6 months without revenue generation. The goal of this round of funding is to secure the lease with purchase option on the property, relocating and securing the Clock, applying for the liquor license, preparing the legal, accounting and marketing needed to initiate the next round of funding. If we can raise $100,000 in this round, we believe we can raise the $500,000 in the next round and get the doors open. Once we're open, we expect patrons to be coming in to check it out and then be able to see the vision for the whole Park. We should be generating revenue by then and we believe we'll be able to raise the additional $2,500,000 needed to complete the Park over time. It should only take 3 months to complete the build out of the Tactical Laser Tag arena, the SpinZone Cars and Food Court areas once the 1st Phase funding is secured.

Financial Milestones

We have no operating history, however you can see our financial projections summarized below. Snyder Entertainment Group, LLC has acquired and relocated the "Hour Time" Clock and covered all of the Park's predevelopment costs. SEG has created significant "Buzz" by not disclosing who purchased the Historic Clock or what the plans are for the Iconic Antique. This should aid in the marketing of this and future fund raising campaigns. The local newspaper, The Journal & Courier, has contacted us about featuring 2 articles one about the Clock and a second about Crowd Funding. The local radio and TV stations have also expressed interested in running stories. We believe this buzz will assist us with this and future funding campaigns.

Utilization Rate

In the Family Entertainment Center (FEC) Industry it's all about the Utilization Rates. The Park generates the majority of its revenue from 5pm on Friday to 5pm on Sunday. The industry target is to generate an overall 30% utilization of the facility; if achieved the venture should be very successful. Statistical averages are that Monday thru Thursday you can expect a 15% utilization rate; on Friday it will jump to 25% and should reach 50% on Saturday & Sunday. In order to create financial projections, you can calculate the maximum potential revenue that can be generated by each attraction. (for example: if you charge $9 for a 20 minute Tactical Laser Tag experience, you can have two sessions per hour for up to 24 players. If you're open evenings during the week 4pm-10pm and 10am to 10pm weekends you will have 54 hours of operation, or 108 possible battles per week with 2,592 possible player experiences. That equates to maximum potential revenue of $9x2x24x54=$23,328 per week for that attraction.) Our the Financial Projections are based on a 10% utilization rate for the first three phases and 15% thereafter.

We project that we can generate Gross Revenues of $476,686 in 2018, $1,516,746 in 2019, $1,902,610 in 2020, with Net Cash Flow of $57,256, $358,393 and $286,312, respectively. The Distribution projections for the Master Members are $19,314 in 2018, $99.598 in 2019 and $81,578 in 2020 with 25% ownership continuing until sale to a 3rd party sometime in the future. (more detailed projections are available upon request, but theses are just projections for illustrative purposes, actual results could vary significantly)

Liquidity and Capital Resources

The Company currently has limited resources. If the company is successful in this offering, we should be able operate for 6 months, while we put together the next funding campaign. We will likely seek to continue to raise capital thru additional crowdfunding offerings, equity or debt financing, or any other method available to the company. The planned next round of funding will allow us to become operational and we anticipate generating enough revenue to be profitable. Even if this Campaign is successful, we will require additional fund raising campaigns to be successful in order to open the business and start producing revenues.

Indebtedness

The company has an outstanding promissory note for $26,627 as of 12/31/2016 to the Founding Member for reimbursement of predevelopment expenses. The note bears no interest and is payable on successful completion of this campaign or at such time when the Manager believes the Company has sufficient resources.

Recent offerings of securities

None

Valuation

$100,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the units merely reflects the opinion of the Company as to what would be fair market value. This valuation is based or the value of the iconic historic "Hour Time" Clock and the intellectual property included in the preparation of this Business Plan. Your investment in these Master Member units may not increase the value of the Company. We plan to use these funds to secure the property and initiate the next round of financing. There is no way to determine if the strategy will be successful or how it will affect the future value of your investment.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$100,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,000

Net Proceeds	$9,400	$94,000
Use of Net Proceeds:		
Park Development	$0	$0
Attractions	$0	$0
Food & Drink	$0	$10,000
Marketing	$8,000	$8,000
Property Lease	$0	$30,000
Predevelopment Costs	$0	$40,000
Working Capital	$1,400	$6,000
Total Use of Net Proceeds	$9,400	$94,000

In this Initial Round of funding, we plan to raise $100,000 thru the Issue of 100 "Master Member" units. Our minimum goal is $10,000 and we may have multiple closings once the minimum has been met. The funds released in the 1st closing will be used to help market and promote this Crowd Funding Campaign. These expenditures could include TV, radio, newspaper, direct mail or social media outlets. These funds will finance the subsequent financing campaigns identified in the Business Plan. Specifically, this Campaign will fund the predevelopment costs, including the purchase and relocation of the Historic "Hour Time" Clock, securing the Lease with Purchase Option for the property, the final Park designs and the legal & accounting work necessary to initiate the next funding campaign. We intend to develop the project in (6) Phases using a combination "Crowd Funding" campaign with a Reg. A or D offering. The 1st Phase will include a 5,000 sq.ft. Tactical Laser Tag Arena on (2) levels, 8 Spin Zone Cars and the Sports Bar with Food Court. (for a detailed list of anticipated expenses see the Initial Checklist and Uses of Funds page in the Financial Projections section of this Offering)

Irregular Use of Proceeds

The Company does not plan to incur Irregular Use of Proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website, www.lafayetteraceway.com in the Investor section labeled Annual Reports. Each Member will receive a K-1 every year prior to the date required by the IRS. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR LafayetteRaceway.com, LLC

[See attached]

LafayetteRaceway.com, LLC

Reviewed Financial Statements

For the Period June 23, 2016 Through December 31, 2016

2522 N. Salisbury Street • West Lafayette, IN 47906-1492 • 765-463-5566 • Fax 765-463-0049
2122 Veterans Memorial Pkwy S, Suite D, Lafayette, IN 47909-9339 • 765-269-4060 • Fax 765-471-0242
501 W. 4th Street • Fowler, IN 47944 • 765-884-8303 • Fax 765-884-8263
Licensed in Indiana

CONTENTS

Heman Lawson Hawks LLP
Certified Public Accountants

We Know Money Matters℠

Independent Accountants' Review Report

To Management
LafayetteRaceway.com, LLC
Lafayette, IN

We have reviewed the accompanying financial statements of LafayetteRaceway.com, LLC (an Indiana Limited Liability Company), which comprise the balance sheet - unaudited as of December 31, 2016, and the related statement of income - unaudited and cash flows - unaudited for the period June 23, 2016 through December 31, 2016, and the related notes to the financial statements - unaudited. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Heman Lawson Hawks LLP

Heman Lawson Hawks LLP
West Lafayette, IN

February 03, 2017

2522 N. Salisbury Street • West Lafayette, IN 47906-1492 • 765-463-5566 • Fax 765-463-0049
2122 Veterans Memorial Pkwy S, Suite D, Lafayette, IN 47909-9339 • 765-269-4060 • Fax 765-471-0242
501 W. 4th Street • Fowler, IN 47944 • 765-884-8303 • Fax 765-884-8263
Licensed in Indiana

LafayetteRaceway.com, LLC
Balance Sheet - Unaudited
December 31, 2016

Assets

		2016
Current Assets		
Note Receivable - Related Party	$	1,000
Work In Process		26,627
Total Current Assets		27,627
Total Assets	$	27,627

Liabilities and Members' Equity

		2016
Long-Term Liabilities		
Note Payable - Related Party	$	26,627
Total Long-Term Liabilities		26,627
Total Liabilities		26,627
Members' Equity		
Beginning Balance		-
Contributed Capital		1,000
Net Income (Loss)		-
Ending Members' Equity		1,000
Total Liabilities and Members' Equity	$	27,627

LafayetteRaceway.com, LLC
Income Statement - Unaudited
For the Period June 23, 2016 through December 31, 2016

	2016	%
Income	$ -	-
Operating Expenses	-	-
Net Income (Loss)	$ -	-

See Accompanying Notes and Independent Accountants' Review Report

LafayetteRaceway.com, LLC
Statement of Cash Flows - Unaudited
For the Year Ended December 31, 2016

		2016
Cash Flows from Operating Activities		
Net Income (Loss)	$	-
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Losses (Gains) on Sales of Fixed Assets		-
Decrease (Increase) in Operating Assets:		-
Increase (Decrease) in Operating Liabilities:		-
Total Adjustments		-
Net Cash Provided By (Used In) Operating Activities		-
Cash Flows from Investing Activities		
Work In Process		(26,627)
Net Cash Provided By (Used In) Investing Activities		(26,627)
Cash Flows from Financing Activities		
Note Payable - Related Party		26,627
Note Receivable - Related Party		(1,000)
Capital Contributions		1,000
Net Cash Provided By (Used In) Financing Activities		26,627
Net Increase (Decrease) In Cash and Cash Equivalents		-
Beginning Cash and Cash Equivalents		-
Ending Cash and Cash Equivalents	$	-

LafayetteRaceway.com, LLC
Statement of Members' Equity - Unaudited
For the Period June 23, 2016 through December 31, 2016

	Paid in Capital	Retained Earnings	Total
Opening Balance (June 23, 2016)	$ 1,000	$ -	$ 1,000
Net Income for the Period		$ -	
Additional Paid-in Capital			$ -
Ending Balance (December 31, 2016)	$ 1,000	$ -	$ 1,000

See Accompanying Notes and Independent Accountants' Review Report

LafayetteRaceway.com, LLC
Notes to Financial Statements - Unaudited
For the Period June 23, 2016 through December 31, 2016

1. Accounting Policies

This summary of significant accounting policies of LafayetteRaceway.com, LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform and are in accordance with accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Operations

The Company is a Limited Liability Company whose founding member is Snyder Entertainment Group, LLC. As of December 31, 2016, the Company has not yet begun operations of its planned family fun park. The Company will own the family fun park while Snyder Entertainment Group, LLC will act as manager. The park will be located in Lafayette, IN and will offer various attractions to entertain the local community. The attractions will be introduced in six different phases over the course of three years. The planned opening of Phase 1 of the attractions is scheduled for Spring 2017.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Subsequent Events

The date through which subsequent events were evaluated is February 3, 2017. There were no material items that would have an effect on the financial statements.

2. Related Party Transaction

As previously mentioned, Snyder Entertainment Group, LLC owns the Company and is currently funding the start up phase of the family fun park. As of December 31, 2016, the Company owes Snyder Entertainment Group, LLC $26,627 relating to Work In Process. The Note Payable - Related Party balance as of December 31, 2016 is $26,627.

In addition, Snyder Entertainment Group, LLC has agreed to contribute $1,000 as a Capital Contribution via a promissory note. The Note Receivable - Related Party balance as of December 31, 2016 is $1,000.

3. Income Taxes

The Company is a Limited Liability Company and is owned by Snyder Entertainment Group, LLC. The taxable income of Snyder Entertainment Group, LLC is reported on the tax return filed by Snyder Entertainment Group, LLC. Therefore, no provisions for income taxes are made in these statements.

Tax Years Open For Examination

To date, no tax returns have been filed for the Company. Thus, there are no previous years that remain open for examination.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments Edit My Campaign Secondary BETA Tess B.

LafayetteRaceway.com is pending **StartEngine Approval.**


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Investors
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Raised of $10K - $100K goal

LafayetteRaceway.com

Family Fun Park

Small OPO Lafayette, IN Sports
Accepting International Investment

Overview Team Terms Updates Comments Share

The Historic "Hour Time" Clock Coming Down



Help us Build LafayetteRaceway.com "Your Family Fun Park"

"Hour Time" is Fun Time

LafayetteRaceway.com plans to provide the residents of Greater Lafayette Indiana, and visitors to the Purdue University twin cities, a safe, social gathering place to experience wholesome family entertainment, enjoy quality time with friends, relatives, and co-workers while sharing a meal in a unique comfortable setting.

The LafayetteRaceway.com "Your Family Fun Park" plans to be located just minutes from Interstate I-65 on a main North-South thoroughfare on the east side of the City.

Snyder Entertainment Group, LLC, the Founding Member, has purchased the iconic "Hour Time" Clock and plans to relocate it to the Park. Mark & Monte Snyder have created significant "Buzz" by not disclosing who purchased the Historic Clock or what the plans are for the Iconic Antique. They plan to build a 30-foot tower featuring a 4-sided, 12-foot digital billboard to advertise the goings on at the Park. Our hook line is "Hour Time" is Fun Time.

You can own a piece of history and help create future family memories!


THE CLOCK IS MOVING RIGHT AROUND THE CORNER
PLEASE HELP US PROTECT THE CLOCK
IT BELONGS TO ALL OF LAFAYETTE
SUSPICIOUS ACTIVITY TO LPD

Mark & Monte spent many years in the "Family Fun" business early in their careers managing several Putt-Putt mini golf courses around Indiana, including locations in Indianapolis, Merrillville and the two in Lafayette. Unfortunately, they didn't own the land, and when the properties were sold the businesses were forced to close. Although successful in other careers, the brothers never lost their fondness for the "fun business". Understanding Lafayette's desperate need for a wholesome family entertainment venue, the twins were led to develop this plan for LafayetteRaceway.com, "Your Family Fun Park."

The Park, when completed, plans to include an outdoor 1,000-foot family electric go-kart track with indoor pit area for kart storage and charging with a 300' indoor slick track. The venue should also feature 54 holes of mini golf with 18 of those hole being indoors, 12 Spin Zone Bumper Cars, Tactical Laser Tag, Outdoor Batting Cages, and a large arcade including a Lazer Maze with numerous other interactive amusements. This will also include a Golf Simulator for training and playing on legendary courses; the "Hour Time" Sports Pub, Wine Bar and Bakery Cafe with Pizza and other concessions; and ultimately the resurrected full service "Hour Time" Restaurant and Bar. The bar will be complete with alfresco dining overlooking the lake. This time we plan to own the land and we want you to join us as an Owner!

Please help us build, LafayetteRaceway.com, ***Your Family Fun Park.***



Why We're Crowdfunding

In 2012, Congress passed the JOBS Act, (Jumpstart Our Business Startups) and in May 2016 amended the act so now just about anyone can invest in startup businesses. When you invest in LafayetteRaceway.com through the StartEngine portal, you will be a true equity owner. That's why we call it ***"Your Family Fun Park"***.

By crowdfunding this plan from our community and building the park in phases, it makes the development of the business feasible. And, you can be a true Owner. It will be much like being a Charter Member of a semi-private country club. It's open to the public, but you will enjoy special benefits *and* a share of the profits.

The "fun business" is capital intensive, but the payback can be rapid and substantial. Multiple sources of income and the economies of scale that cover the overhead cost should be the key to our success. Never has there been this many attractions combined in one development anywhere near this market area.

The Offering

The Investment

$100/Master Membership Units | When you invest you are betting the company's future value will exceed $200,000.

Perks*

$1,000+ Equity Members who invest $1,000 or more will also receive free admittance to the Park for a year.

$10,000+ Any business owner who invests or organizes a group to invest $10,000 or more will have their Business Facade included in the Tactical Laser Tag arena streetscape. They will also enjoy free lifetime admittance to the Park, along with their immediate family.

** All perks occur after the offering is completed.*

The LafayetteRaceway.com "Your Family Fun Park"

This initial campaign is offering 1,000 Master Member Units at $100 each ($100,000) which we plan to use to finance the remainder of the predevelopment costs, including the purchase and relocation of the Historic "Hour Time" Clock, securing the lease with purchase option for the property, the final park designs, and the legal and accounting work necessary to initiate the subsequent funding campaigns (estimated to be $3,000,000).

We intend to develop the project in six phases using a combination Reg. CF offering (up to $1,070,000) with a Reg. A or D offering (probably $2,000,000+) for accredited investors. The 1st phase plans include a 5,000-sq.ft. Tactical Laser Tag Arena on 2 levels, 8 Spin Zone Cars and the Sports Bar with Food Court. The 1st phase could open as early as Spring 2018 and operate evenings and weekends. This would allow the staff to work out the kinks while the 2nd phase construction takes place with a planned grand opening Summer 2018.

The Attractions



Team Combat - Tactical Laser Tag



Spin Zone Bumper Cars

Phase One

In the 1st Phase, we plan to purchase the Tactical Laser Tag franchise from Jack Swet of Merrillville, Indiana. He has been operating very successfully for over five years and has decided to franchise his concept. We will probably be his third franchise, and the cost should be equivalent to just purchasing the equipment from another vendor.

The laser tag arena will simulate an urban landscape and feature surround sound and lighting effects for a total immersion experience. The tactical approach to laser tag will appeal to teens and young-adult gamers, as well as law enforcement agencies for training exercises. Corporations will appreciate the team building effects and youngsters will embrace the experience for their birthday celebration. Moms will appreciate the simple, affordable, turnkey online party planning feature available at the company's website, too.

The other primary attraction for our 1st phase build-out will be the Spin Zone Bumper Cars. These modern-day bumper cars are a blast for all ages and even have a removable seat so toddlers can join in the fun for free with a paying adult.

Numerous arcade games and the "Hour Time" Fun Time Sports Pub, Wine Bar & Bakery Cafe & Pizza Parlor will complete the 1st phase of improvements and provide the social environment that will support the attractions and service the parties and team building events.







The LafayetteRaceway.com "Your Family Fun Park"

Attractions by Phase with Projected Timeline

Phase 1 Attractions — Opening Spring 2018

- Tactical Laser Tag
- 8 SpinZone Bumper Cars
- Arcade Games
- "Hour Time" Sports Pub, Wine Bar & Bakery Café & Pizza Parlor

Phase 2 Attractions — Summer 2018

- Go-Kart Tracks with 20 Electric Karts
- Rope Course

Phase 3 Attractions — Spring 2019

- Outdoor Mini Golf

Phase 4 Attractions — Summer 2019

- Hour Time Restaurant & Bar
- Alfresco Dining Area
- Outdoor Batting Cages
- More Arcade Games & Redemption Center/Gift Shop

Phase 5 Attractions — Spring 2020

- Outdoor Clubhouse for 12 Spin Cars
- Golf Simulator

Phase 6 Attractions — Summer 2020

- Outdoor Laser Tag Arena
- Complete Property Purchase

The budget for each phase is $500,000 and this Reg CF offering allows us to raise $1 million each year, thus the three-year timeline. The combination of the Reg A or D Offerings could accelerate the timeline.





You can OWN a piece of the Historic and Iconic "Hour Time" Clock

Corporate Structure

Mark formed Snyder Entertainment Group (SEG) on May 18, 2016. SEG is the management company for LafayetteRaceway.com (LRC) which was formed on June 23, 2016. On July 16, 2016, Mark purchased the "Hour Time" Clock (shown above). LRC will own the park, pay for the improvements, and hire the staff. The Snyder Entertainment Group, the Founding Member of LRC, will act as Manager.

The Initial Investors in this campaign will be called the “Master Members” of LRC. In return for this initial equity contribution of $100,000 we plan to pay the Master Members a 10% return on their investment and 50% of the net profits until the 2nd phase of the development is funded. After that, interest will reduce to 25% of net profits through perpetuity and 25% of net proceeds upon sale to a 3rd party.

In return for covering the predevelopment costs and managing the Company’s business, we plan to pay SEG 10% of gross revenue and 50% of net profits thru the 1st Phase, dropping to 25% once the 2nd phase escrow is released.

The investors in the subsequent phases will be called “Charter Members” and will fund the development phases 1 through 6 of the project (estimated to be a total of $3,000,000). In exchange for their Charter Membership purchase, we also plan to pay a 10% return on their investment plus 50% of the net profits, in aggregate, until they receive their capital back plus the cumulative 10% return. Upon parity, the payout is planned to reduce to 25% of net profits thru perpetuity, until a sale at which time they will be entitled to receive 25% of the net sales proceeds.

Upon parity, Snyder Entertainment Group will begin earning 50% of net profits thru perpetuity and 50% of net proceeds upon sale to a 3rd party.

The Investment Property & Building

We have negotiated with the building owners offering to lease the building with the option to purchase. The building has over 50,000 sq. ft. and is clear span steel and concrete construction with offices, garage and storage facilities. We can take possession of the property as soon as we execute the lease and pay the Purchase Option Premium. Lease payments should begin when we open for business. This investment opportunity is as much a real estate play as it is a startup business.

The $3.25 million purchase price equates to $65 per sq.ft. for the 50,000+ building. Just the land value alone is $265,000 per acre for the 12.27 acres. We have projected that we can fully amortize the building in a 10 year land contract. Converting the building from its current mixed use industrial zoning to a retail property should further increase its valuation. Building the iconic Clock Tower should also add to the property's uniqueness and value. The Master and Charter Members will participate on sale to a 3rd party.

?

Mark & Monte with John Snyder (no relation)

"I've been in the 'fun business' for over 40 years. I believe the plan Mark & Monte have put together for LafayetteRaceway.com is spot on... And I feel the financial projections are reasonable as well..."

John Snyder, owner, Ft. Wayne Putt-Putt® Fun Center (highest grossing Putt-Putt in the Country)

Competition & Market

It would be easy to claim there is no competition, because never has there been this many attractions combined in one development anywhere near this market area. However, we will identify the businesses that are competing for the entertainment dollars being spent in this market.

?

First we should identify our market area; Greater Lafayette is a good start. However, we believe we will be attracting patrons from a much larger population base. The 2010 Census identified the Lafayette Metropolitan Statistical Area as having a population of 235,013. It includes the counties of Tippecanoe, Carroll & Benton, the cities of Lafayette, West Lafayette & Delphi, as well as the small towns of Shadeland, Dayton, Mulberry, Rossville, Flora, Camden, Clarks Hill, Battle Ground, Brookston, Boswell, Fowler, Oxford & Otterbein.

Candor Realty's Executive Summary indicates that the 2013 demographics have the population within 5 miles of the site at 121,565, with an additional 26,772 daytime inhabitants. It states there are 45,122 households with an average income of $52,959.The Lafayette SMA report also identifies the Micropolitan Frankfort area & Clinton County as part of this statistical area. We estimate the total population for all of these areas to be well over 300,000.

The FEC Success conferences we've attended suggest that patrons will travel 20 minutes to visit an attraction. We believe that the uniqueness and the significant number of attractions at our Park will draw visitors from a much larger radius. We're calling LafayetteRaceway.com "Your Family Fun Park" as opposed to the industry-standard moniker "Family Entertainment Center" (FEC). The nearest FEC is the ever-present "Chuck E. Cheese's" at the corner of Creasy & Rt. 26. They have a reasonably sized arcade and target the younger children's birthday party scene. Bowling alleys and movie theaters represent the largest competition for the entertainment dollars in our market.

?

Our initial target market initially is 25 to 40-year-old young professionals who grew up gaming and want to have a total immersion experience. Many of them have children who they will bring if it is a safe, clean environment. The tactical laser tag will accommodate birthday parties for children as young as 8 but is geared toward those who understand the concept of team play. The later phases of the development will offer more options for the younger crowd.

Our location is perfect for that drive-by, eye appeal and the impulse to have some fun. Our mini golf courses will be beautifully landscaped in the green space right along the roadside. The planned 30-foot-tall clock tower will capture everyone's attention, and the 4-sided digital billboard will keep passersby and patrons apprised of all the latest goings on at "Your Family Fun Park". The lower portion of the tower will serve as a shelter for the existing bus stop already centered on the Creasy frontage.

Help Us Build LafayetteRaceway.com

Your Family Fun Park

gets set

The Clock is positioned atop the skylights, just after a 30' ficus tree was craned into the center of the Restaurant & Bar.

May 1979

June 2016

LafayetteRaceway.com is Founded

Snyder Entertainment Group, LLC forms LafayetteRaceway.com, LLC to develop "Your Family Fun Park"

Clock

The Clock was perched atop a train station in England in 1910...since 1979 it's rested above Roy Meek's fine dining "Hour Time" Restaurant & Bar.

July 2016

August 2016



Historic "Hour Time" Clock comes down

Kettlehut Construction (the same company that fabricated the Clock) supervises the removal...J & J Crane (set the Clock in 1979) hoists the 9 ton icon to the ground.

campaign is funded, we will lock in the building lease with purchase option, move the Clock and start the marketing efforts for the 1st Phase funding. "(ANTICIPATED)"

January 2018

May 2018



Grand Opening

The 1st Phase is projected to Open Spring 2018...we will begin the 2nd Phase crowdfunding Campaign as soon as practicable after the first phase closes. "(ANTICIPATED)"

In the Press

SHOW MORE

Meet the Founders





LLC 1995 - Present - Owner, Custom Installations 2012 - Present - Installer, S & C Ignition Interlock, LLC Installing Smart Start ignition interlock devices per Court Order.

And the Rest of the Team



David Coleman

Director of Social Media

David is a Lafayette native, studied physics and psychology. Founder of CollegeInvestr, Kain Media Group, and Jack's Chrome Shop. Digital entrepreneur guru, web design enthusiast, and social media marketing expert. My hobbies include: working on cars, boxing, and cooking. David will be providing the content for Social Media to spread the word and help the twins build LafayetteRaceway.com "Your Family Fun Park"



Courtney Henchon

Spokesperson/Baseball Mom

Courtney is a 2002 graduate of Purdue University's School of Nursing, Mother of 4 and Managing Director of Evolent Health. After nearly 10 years with Indiana University Health Arnett she joined Evolent Health as Senior Director Clinical Operations in 2013. She and her husband, Brian, balance their busy professional careers while attending to all the demands of active growing boys. Nevertheless, she has agreed to be the "Face" of LafayetteRaceway.com. The couple and their friends believe in what the Snyder twins are bring to the Greater Lafayette area and intend to be faithful patrons. Courtney will be making public appearances and conducting Press Conferences to get the word out and help the Brothers develop, "Your Family Fun Park" LafayetteRaceway.com.

Offering Summary

Type of Security Offered	1,000 Master Member Units
Purchase Price of Security Offered	$100.00
Minimum Investment Amount (per investor)	$100 (1 Master Member Unit)

Perks

$1,000+ Equity Members who invest $1,000 or more will also receive free admittance to the Park for a year.

$10,000+ Any business owner who invests or organizes a group to invest $10,000 or more will have their Business Facade included in the Tactical Laser Tag arena streetscape. They will also enjoy free lifetime admittance to the Park, along with their immediate family.

** All perks occur after the offering is completed.*

Irregular Use of Proceeds

The Company does not plan to incur Irregular Use of Proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

LafayetteRaceway.com

Crowd Funding Video Transcript (Runtime 3:14)

1st Screen: Snyder Entertainment Group, LLC Presents

2nd Screen: Picture – Go Karts

3rd Screen: Help Us Build "YOUR FAMILY FUN PARK"

4th Screen: Picture – Go Karts

5th Screen: Picture – Mini Golf

6th Screen: LafayetteRaceway.com

7th Screen: Picture – Spin Cars

8th Screen: Pictures – Golf Simulator

9th Screen: Picture – Golf Simulator

10th Screen: Picture – Rope Course

11th Screen: Screen: J & C Video, Aug. 2, 2016 – Farewell to the HOUR TIME CLOCK

Tammy Crider, former manager, Best Western Executive Plaza – "Well, I can't say who bought it, um, but it's going to be used here locally and it's going to be stored here on the property for a while until it goes to its final resting place."- HOUR TIME OWNER ROY MEEKS INSTALLED THE CLOCK IN 1979 – THE CLOCK CAME FROM A TRAIN STATION IN ROCHDALE, ENGLAND – THE CLOCK FEATURES FOUR 12-FOOT FACES AND WEIGHS SEVEN TOMES. – IT'S BEEN A LAFAYETTE LANDMARK AT I-65 AND SOUTH STREET EVER SINCE. – THE NEW OWNER HASN'T BEEN IDENTIFIED.

12th Screen: Picture – HOUR TIME CLOCK with Sign, THE CLOCK IS MOVING RIGHT AROUND THE CORNER, PLEASE HELP US PROTECT THE CLOCK, IT BELONGS TO ALL OF LAFAYETTE, REPORT ANY SUSPICIOUS ACTIVITY TO LPD

13th Screen: Picture – CLOCK TOWER

14th Screen: – Team Combat logo – Mission Reservation

15th Screen: Picture – Team Combat Players (Guys)

16th Screen: Picture – Team Combat Players (Girls)

17th Screen: Video – Team Combat Promotional Video, music, INTEGRATED BATTLEFIELD, MILITARY GRADE EQUIPMENT, "take cover," VIDEO-GAME-LIKE EXPERIENCE, HAVE WHAT IT TAKES ?, TEAM COMBAT LIVE

18th Screen: Video - SpinZone Cars - "I wanna go again" - "I haven't been on a ride in a long long time, but my age is up there, but that's the best one I been on in 20 years..."

19th Screen: SpinZone Bumper Cars

20th Screen: Picture – CLOCK TOWER

21st Screen: Picture – LAFAYETTERACEWAY.com LOGO

22nd Screen: THE BUILDING OF LAFAYETTERACEWAY.COM

23rd Screen: Movie Credits Page, iMOVIE and SNYDER ENTERTAINMENT GROUP, LLC PRESENTS, etc...

24th Screen: 1st Phase Attractions

25th Screen: Tactical Laser Tag - SpinZone Cars - Arcade - New "Hour Time" is Fun Time - Sports Pub, Wine Bar & Bakery Cafe'

END

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- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

Operating Agreement

OPERATING AGREEMENT FOR

LAFAYETTERACEWAY.COM, LLC

THIS OPERATING AGREEMENT is made and entered into this 23rd day of June, 2016 by and among the undersigned parties, as initial member (hereinafter called "**Founding Member**") of **LAFAYETTERACEWAY.COM, LLC** an Indiana limited liability company.

Preliminary Statement

LAFAYETTERACEWAY.COM, LLC an Indiana limited liability company (hereinafter called the "**Company**"), was organized on June 23, 2016. **Mark L. Snyder, as Manager of Snyder Entertainment Group, LLC** (hereinafter called the "**Organizer**") acted as organizer to form the Company under the laws of the State of Indiana by the filing of Articles of Organization (hereinafter called the "**Articles**") for the Company pursuant to the **Indiana Business Flexibility Act (the "Act")** on behalf of the Initial Members. The Initial Member now desires to adopt this Operating Agreement to govern certain aspects of the operations of the Company and to set forth the rights and obligations of the **Founding Member**, the **Master Members, Charter Members** and any additional Class of Member or Substitute Member (as defined below), and their respective successors and assigns. The name and address of the Founding Member is as shown on EXHIBIT "A" attached to and made a part of this Agreement.

Terms and Conditions

In consideration of the mutual covenants and agreements contained in this Agreement, and intending to be legally bound thereby, the undersigned parties hereby agree to the following terms and conditions.

ARTICLE I

DEFINITIONS

Unless the context or rules of grammar otherwise require or unless otherwise expressly provided in this Agreement, the underlined terms used in this Agreement shall have the meanings specified in this **Article I**, as set forth below:

"Act" means the **Indiana Business Flexibility Act (Ind. Code 23-18, et seq.)**, as the same may be amended from time to time.

"Additional Member" means any Person or other entity admitted as a Member pursuant to Section 10.1 of this Agreement.

"Affiliate" means any person or other entity, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with a Founding, Master or Charter Member. The term "control," as used in the immediately preceding sentence, means, with respect to a corporation, the right to exercise, directly or indirectly, more than 50% of the voting rights of such corporation and, with respect to any other person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies thereof.

"Agreement" means this Operating Agreement, as originally executed and as amended from time to time.

"Allocation Adjustment Date" means the date on which the total cash distributions received by the Charter Members equal the total of those Member's Initial capital contribution plus a compounded annual return of TEN PERCENT (10%) per annum (a/k/a Parity).

"Articles" means the Articles of Organization filed by the Company with the Indiana Secretary of State and as amended or restated from time to time.

"Charter Member" means a Member other than the Founding or Master Members.

"Available Cash" of the Company means all cash funds of the Company on hand from time to time, other than cash funds obtained as contributions to the capital of the Company by the Initial Members and cash funds obtained from loans to the Company after:

(i) provision for payment of all operating expenses of the Company as of such time;

(ii) provision for payment of all outstanding and unpaid current obligations of the Company as of such time; and,

(iii) provision for a reasonable working capital reserve, if such a reserve is established by the Founding Member.

"Bankruptcy" means:

(i) the entry of a decree or order for relief against the Member by a court of competent jurisdiction in any involuntary case brought against the Member under any bankruptcy, insolvency or other similar law generally affecting the rights of creditors and relief of debtors now or hereafter in effect.

(ii) the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar agent under applicable Debtor Relief Laws for the Member or for any substantial part of its assets or property;

(iii) the ordering of the winding up or liquidation of the Member's affairs;

(iv) the filing of a petition in any such involuntary bankruptcy case, which petition remains and is not dismissed for a period of 180 days or which is not dismissed or suspended pursuant to Section 303 of the Federal Bankruptcy Code or any corresponding provision of any future United States bankruptcy law;

(v) the commencement by the Member of a voluntary case under any applicable Debtor Relief Law now or hereafter in effect;

(vi) the consent by the Member of the entry of an order for relief in an involuntary case under any such law or to the appointment of or the taking of possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar agent under any applicable Debtor Relief Laws for the Member or for any substantial part of its assets or property; or,

(vii) the making by a Member of any general assignment for the benefit of its creditors.

"Capital Account" means the account established and maintained for each Member or assignee in the manner prescribed by Section 8.1 of this Agreement **and in the manner provided in Treasury Regulation § 1.704-1(b)(2)(iv), as amended from time to time**.

"Capital Contribution" means the total value of any cash, property, services rendered, or a promissory note or other binding obligation to contribute cash or property or to perform services that a person transfers to the Company in the capacity of a Member, as shown on EXHIBIT "B" attached to and made a part of this Agreement, as the same may be amended from time to time. Any reference in this Agreement to the Capital Contribution of a Member shall include all Capital Contributions previously made by any prior Member for the interest of such Member, and shall be reduced by a Distribution(s) to such prior Member in return of the Member's Capital Contribution(s) as contemplated in this Agreement.

"Capital Proceeds" means all proceeds of any type from a Capital Transaction.

"Capital Transaction" means (i) a merger or other combination of the Company with any other entity, (ii) the sale of all or substantially all of the assets of the Company, or (iii) a refinancing of the Company's indebtedness.

"Code" means the Internal Revenue Code of 1986, as amended. All references in this Agreement to Code Sections shall include any and all corresponding provisions of succeeding law.

"Code Section 736(a) Payments" means a series of payments made in liquidation of the entire Interest of a Former Member, each installment of which shall be treated as a guaranteed payment to the Former Member as described in Code Section 736(a)(2) or as a payment of the Former Member's distributive share of the Company's income as described in Code Section 736(a)(1).

"Code Section 736(b) Payment" means a lump sum payment made in exchange for a Member's Interest in the Company's property upon liquidation of the Member's entire Interest in the Company.

"Company" refers to **LAFAYETTERACEWAY.COM, LLC.**

"Event of Dissociation" means the withdrawal, death, retirement, resignation, removal, Bankruptcy or dissolution of a Founding, Master or Charter Member, or the assignment by a Founding, Master or Charter Member of such Member's ownership voting interest following which the assignee of such ownership voting interest becomes a Founding, Master or Charter Member pursuant to Section 9.4.

"Former Member" means the Founding, Master or Charter Member whose actions, conduct or status has resulted in an Event of Dissociation, and thereafter such Person is no longer a Founding, Master or Charter Member.

"Founding Member" refers to **SNYDER ENTERTAINMENT GROUP, LLC**.

"Interest" means a Member's or assignees economic rights in the Company, including the Member's share of the profits and losses of the Company and the right to receive distributions from the Company, as set forth in the Act, the Articles and this Agreement.

"Majority in Interest of the Charter Members" means the Charter Members who have made more than fifty percent (50%) of the total Capital Contributions made by all Charter Members, as stated in the records of the Company, and to the extent that such Capital Contributions have not been previously returned.

"Majority in Interest of the Master Member(s)" means the Master Member(s) who have made more than fifty percent (50%) of the total Capital Contributions made by all Master Member(s), as stated in the records of the Company, and to the extent that such Capital Contributions have not been previously returned.

"Manager" means the Person or Entity designated in Section 6.1.

"Master Member(s)" refers to the party or parties that provide the initial capital contribution.

"Member" means a Person admitted to membership in the Company in accordance with the Act, the Articles and this Agreement, and as to whom an Event of Dissociation has not occurred.

"Operating Agreement" means this Agreement.

"Percentage Interest" of a Member means the percentage of such Member set forth opposite the name of such Member under the column "Percentage Interest" on EXHIBIT "B" as such percentage may be adjusted from time to time pursuant to the terms of this Agreement.

"Person" means an individual, corporation, a general or limited partnership, an association, a limited liability company, a business trust, or any other legal or commercial entity.

"Substitute Member" means any Person who or which is admitted into Membership upon the written consent of the Founding Member pursuant to Section 9.4 of this Agreement.

"Units" refers to an interest in the Company representing a contribution to capital, to be measured in such units as may be established pursuant to Section 3.4 of this Agreement. Whenever reference is made to "Percentage Interest," a Unit may be converted into the same by dividing a Member's number of Units by the total of all Units outstanding.

ARTICLE II

ORGANIZATION AND TERM

Section 2.1. Formation. The Company was formed pursuant to the Act. The rights and liabilities of the Members shall be as provided under the Act, the Articles and this Agreement. The

Members agree to each of the provisions of the Articles.

Section 2.2. Name. The name of the Company is **LAFAYETTERACEWAY.COM, LLC.**

Section 2.3. Principal Place of Business. The principal place of business of the Company shall be 1705 Greenbush Street, or such other address as may be established by the Founding Member.

Section 2.4. Registered Office and Registered Agent. The Company's registered office shall be at its principal place of business set forth in **Section 2.3** and the name of its initial registered agent at such address shall be **SNYDER ENTERTAINMENT GROUP, LLC**. The Company may designate another registered office or agent at any time by following the procedures set forth in the Act.

Section 2.5. Purpose. The purpose of the Company shall be as set forth in the Articles.

Section 2.6. Effective Date. The effective date of this Agreement shall be June 23, 2016.

Section 2.7. Term. The term of the Company shall be perpetual until dissolution in accordance with **Section 11.1** or the Act.

Section 2.8. Other Instruments. Each Member hereby agrees to execute and deliver to the Company within ten (10) days after receipt of a written request therefor, such other and further documents and instruments, statements of interest and holdings, designations, powers of attorney and other instruments and to take such other action as the Company deems necessary, useful, or appropriate to comply with any laws, rules or regulations as may be necessary to enable the Company to fulfill its responsibilities under this Agreement.

ARTICLE III

MEMBERS AND CAPITAL CONTRIBUTIONS

Section 3.1. Names and Addresses of Members. All Members of the Company, past and present, and their last known business, residence or mailing address shall be listed on the attached EXHIBIT "A". The Members shall be required to update EXHIBIT "A" and/or EXHIBIT "B" from time to time as necessary to accurately reflect the information therein.

Section 3.2. Capital Contributions and Percentage Interests of Members. The initial Capital Contributions to the Company and Percentage Interests of each Master Member are set forth on EXHIBIT "B". Any subsequent Capital Contributions shall be in such amounts and in such types of property as may be agreed upon by the Founding Member.

Section 3.3. Cash Contributions Only. Absent the express prior written agreement of the Founding Member, no Capital Contributions may be made other than in cash and the Company shall not be obligated to recognize as a Capital Contribution any transfer to the Corporation of property other than cash.

Section 3.4. Units Representing Membership Interests; Certificates. The Interests shall be represented by the Units held by each Member. Each Member's respective Units in the Company are set forth on the attached EXHIBIT "B". The Members hereby agree that each Unit shall entitle the Member possessing such Unit to one vote per Unit on matters on which the Members may vote under the Articles, this Agreement and the Act, and further to an equal proportionate share per Unit of the Company's net income, gains, losses, deductions and credits.

ARTICLE IV

MEETINGS OF MEMBERS

Section 4.1. Annual Meetings. Annual meetings of the Members shall be held on the first Tuesday in November of each year at the principal offices of the Company, or on such other date or at such other place as may be designated by the Founding Member.

Section 4.2. Special Meetings. Special meetings of the Master, Charter Members or all of the Members may be called by the Founding Member. Special meetings of the Master, Charter Members or all of the Members shall be called upon delivery to the Master, Charter Members or all of the Members, as applicable, of notice of a special meeting of the Master, Charter Members or all of the Members, as applicable, given in accordance with **Section 4.3** signed and dated by the Founding Member.

Section 4.3. Notice of Meetings. The Company shall deliver or mail written notice stating the date, time, and place of any Master and/or Charter Members or full Members meeting and, in the case of a special Master and/or Charter Members meeting, meeting of all the Members or when otherwise required by law, a description of the purposes for which the meeting is called, to each Master Member and/or Charter Member, as applicable, of record entitled to vote at the meeting, at such address as appears in the records of the Company and at least two, but no more than 30, days before the date of the meeting.

Section 4.4. Waiver of Notice. A Member may waive notice of any meeting, before or after the date and time of the meeting as stated in the notice, by delivering a signed waiver to the Company for inclusion in the minutes. A Member's attendance at any meeting, in person or by proxy (a) waives objection to lack of notice or defective notice of the meeting, unless the Member at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, and (b) waives objection to consideration of a particular matter at the meeting that is not within the purposes described in the meeting notice, unless the Member objects to considering the matter when it is presented.

Section 4.5 Voting by Proxy. A Member may appoint a proxy to vote or otherwise act for the Member pursuant to a written appointment form executed by the Member or the Member's duly authorized attorney-in-fact. An appointment of a proxy is effective when received by the Secretary or other officer or agent of the Company authorized to tabulate votes. The general proxy of a fiduciary is given the same effect as the general proxy of any other Member. A proxy appointment is valid for 11 months unless otherwise expressly stated in the appointment form.

Section 4.6. Action by Consent. Any action required or permitted to be taken at a Master and/or Charter Members' or full Members' meeting may be taken without a meeting if the action is taken by all the Members entitled to vote on the action. The action must be evidenced by one or more written consents describing the action taken, signed by the Founding Member or all of the Members, as applicable, entitled to vote on the action, and delivered to the Company for inclusion in the minutes.

Section 4.7. Presence. Any or all Master and/or Charter Members may participate in any annual or special Master and/or Charter Members' meeting by, or through the use of, any means of communication by which all Master and/or Charter Members participating may simultaneously hear each other during the meeting. A Master and/or Charter Member so participating is deemed to be present in person at the meeting.

Section 4.8. Conduct of Meetings. At any Members' meeting, the Founding Member shall preside or appoint a person to preside at the meeting and shall appoint a person to act as secretary of the meeting. The secretary of the meeting shall prepare minutes of the meeting shall be placed in the minute books of the Company.

ARTICLE V

RIGHTS OF MEMBERS

Section 5.1. Rights of the Founding Member. The Founding Member shall have the following rights, except as otherwise provided in the Act, the Articles or this Agreement:

(a) the right to elect and remove the Manager or Managers, as provided in Article VI;

(b) the right to amend the Articles and this Agreement, provided that such amendment complies with the Act, the Articles and Article XIV of this Agreement;

(c) the right to approve or disapprove the issuance of Additional Units for sale to then existing Members or new subscribers and the admission of a transferee of some or all of a Member's Units as Substitute Member, in accordance with the provisions set forth in this Agreement;

(d) the right to approve a merger of the Company, or the sale, exchange or other disposition of all or substantially all of the Company's Property, when such merger, sale, exchange or other disposition is, or is part of, a single transaction or plan, pursuant to the written consent of the Founding Member;

(e) the right to dissolve the Company by the written consent of the Founding Member; and

(f) in addition, any and all rights and powers of members under the Act to the extent not exclusively vested in the Manager or Managers under Article VI.

Section 5.2. Rights of the Master and Charter Members Master and Charter Members shall have no rights with respect to the management or affairs of the Company or under this Agreement except as specifically provided for in this Agreement. Master and Charter Members shall have the right to vote as a group to approve any amendment to this Agreement or this Articles which adversely impacts (a) the allocations of Profits and Losses to the Master and Charter Members, or (b) the amounts and timing of payments or distributions to the Master and Charter Members. The Managers or the Founding Member may, but is not required to, submit other matters to the vote of the Master and Charter Members.

Section 5.3. Waiver of Partition. Each Member on behalf of such Member, its successors and its assigns, hereby waives any rights to have any Company property partitioned.

Section 5.4. Withdrawal. A Master or Charter Member may not withdraw from the Company without the consent of the Founding Member. Further, unless specifically authorized by the Founding Member, a Master Member may not withdraw unless:

(i) the Master or Charter Member has contributed the full amount of money or other consideration which constitutes the Master or Charter Member's Capital Contribution as set forth on EXHIBIT "B" hereto; and,

(ii) following the Master or Charter Member's withdrawal there will be at least two remaining Master or Charter Members of the Company. The Company may recover damages for breach of this **Section 5.3** and may offset the Company's damages against any amount owed to a Master or Charter Member or Former Master or Charter Member for distributions or otherwise.

Section 5.5. Reimbursement of Expenses. Each Master or Charter Member shall be entitled to reimbursement from the Company of all expenses of the Company reasonably incurred and paid by such Member on behalf of the Company. Any question as to whether a Master or Charter Member is entitled to reimbursement of expenses under this **Section 5.4** shall be determined by the Founding Member.

Section 5.6. Organization Expenses. The Company shall pay all expenses incurred in the organization of the Company.

ARTICLE VI

MANAGERS

Section 6.1. Managers.

(a) Except to the extent that the Founding Member may determine otherwise, **day-to-day management** of the Company's business shall be exclusively vested in a group of Managers. The number of Managers shall be two (2). Each Manager shall serve for a term of one (1) year and until the Managers' successor is duly elected and qualified. The Founding Member hereby elect the natural persons, 18 years of age or older, identified on the attached EXHIBIT "B" to be the initial Managers of the day-to-day business of the Company. Subject to the terms of this **Section 6.1**, the Managers shall act by the affirmative vote of the Founding Member. Except to the extent that the Founding Member may determine otherwise, each Manager shall have the authority to sign agreements and other instruments on behalf of the Company without the signature of any other Manager.

(b) The Mangers shall be elected by the consent of the Founding Member. A Manger shall hold office for the term for which the Manger is elected and until the Manager's successor has been duly elected and qualified.

(c) Managers shall not be personally liable for the debts, obligations or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any Master or Charter Member or other class of member, other Manager, agent or employee of the Company. A Manager shall perform the Manager's duties as a Manager in good faith, in a manner the Manager reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. A Manager is not liable for any action taken as a Manager, or any failure to take any action, unless the Manager has breached or failed to perform the Manager's duties and the breach or failure to perform constitutes willful misconduct or recklessness.

(d) In performing the Manager's duties, a Manager shall be entitled to rely on information, opinions, reports, or statements of the following persons or groups unless the Manager has knowledge concerning the matter in question that would cause such reliance to be unwarranted:

(i) one or more employees or other agents of the Company whom the Manager reasonably believes to be reliable and competent in the matters presented;

(ii) any attorney, public accountant, or other person as to matters which the Manager reasonably believes to be within such person's professional or expert competence; or

(iii) a committee upon which the Manager does not serve, duly designated in accordance with a provision of the Articles or this Agreement, as to matters within its designated authority, which committee the Manager reasonably believes to merit confidence.

(e) Except to the extent provided in the Articles, every Manager is an agent of the Company for the purpose of apparently carrying on in the usual way the business of the Company, and the act of every Manager, including the execution in the Company name of any instrument for apparently carrying on in the usual way the business of the Company, binds the Company, unless such act is in contravention of the Articles or this Agreement or unless the Manager so acting otherwise lacks the authority to act for the Company, and the person with whom the Manager is dealing has knowledge of the fact that such Manager has no such authority.

Section 6.2. Powers of the Managers. The Managers shall have the right and authority to take all actions which the Managers deem necessary, useful or appropriate for the day-to-day management and conduct of the Company's business. Subject to the restrictions set forth in this **Section 6.2**, the Managers may exercise all powers of the Company and do all such lawful acts and things as are not by the Articles, this Agreement or the Act, directed or required to be exercised or done by the Founding Member. The Managers, upon the approval of the Founding Member, may elect or appoint officers and define their function and authority. Officers may but need not be Managers, Master or Charter Members. Any action taken under the preceding two sentences shall be recorded in the records of the Company.

Notwithstanding the foregoing, no debt shall be contracted or liability incurred, in either case in excess of **TEN THOUSAND AND 00/100 ($10,000.00) DOLLARS**, by or on behalf of the Company except by one or more Managers authority, in accordance with this **Section 6.2** who has obtained the prior written authorization of the Founding Member. All instruments, contracts, agreements, and documents providing for the acquisition, mortgage or disposition of property of the Company shall be valid and binding on the Company if executed by one or more Managers or officers, in accordance with this **Section 6.2**. All instruments, contracts, agreements, and documents of whatsoever type executed on behalf of or in the name of the Company by one or more Managers in accordance with this **Section 6.2** shall be valid in binding on the Company.

Section 6.3 Appointment of Tax Matters Manager. Snyder Entertainment Group, LLC is hereby designated as the Tax Matters Manager ("**TMM**"). The TMM shall be responsible for all matters involving Federal, state, local or other taxes of any type. The TMM shall serve as such until a successor is duly elected by the Founding Member and qualified, or until the earlier withdrawal or retirement of the TMM, or removal by a the Founding Member.

Section 6.4. Salaries. The Company may pay to any Manager, Master or Charter Member or other Person, a salary and/or bonus as compensation for services rendered to the Company. Such salaries and/or bonuses shall be treated as expenses of the Company and shall not be deemed to constitute distributions to the recipient of any profit, loss or capital of the Company.

Section 6.5. Removal of Managers.

(a) Subject to the provisions of the Act and subject to the satisfaction of the conditions specified in this **Section 6.5**, the Founding Member may remove all or any lesser number of Managers with or without cause. The Founding Member may also remove any officer with or without cause.

(b) Any removal of a Manager shall become effective when written notice thereof is given by the Founding Members unless a later effective date is specified in such notice. Such notice must be delivered to the Manager being removed, any remaining Managers and the Manager elected to replace the removed Manager. Should a Manager be removed who is also a Master or Charter Member, such removal shall not affect the Person's rights as a Master or Charter Member except as may otherwise be provided in the Act, the Articles or this Agreement.

Section 6.6 Resignation of Manager. A Manager may resign from his position as a Manager at any time by notice to the Founding Member. Such resignation shall become effective when such notice is received, unless a delayed effective date is specified in such notice.

Section 6.7. Vacancies. Any vacancies occurring among the Managers may be filled upon the written consent of a majority of the remaining Managers upon prior notice to the Founding Member; provided that the Founding Member can elect to fill the vacancy if notice thereof is given to the Managers within thirty (30) days of notice to the Founding Member of the vacancy. A Manager chosen to fill a vacancy shall serve the unexpired term of his predecessor in office. Any Manager's position to be filled by reason of an increase in the number of Managers shall be filled in the same manner or by election at an annual meeting or at a special meeting of the Founding Member called for that purpose. A Manager chosen to fill a position resulting from an increase in the number of Managers shall hold office until the next annual meeting of Founding Member and until his successor has been duly elected and qualified.

ARTICLE VII

ACCOUNTING AND RECORDS

Section 7.1. Records and Accounting. The fiscal year of the Company for financial reporting and for Federal income tax purposes shall be the calendar year. The books and records of the

Company shall be kept, and the financial position and the results of its operations recorded, in accordance with general accepted accounting principles. The books and records of the Company shall reflect all Company transactions and shall be appropriate and adequate for the Company's business. The Company shall keep the following records and information at its principal office.

(a) A list with the full name and last known address of each Member and Manager of the Company from the date of organization.

(b) A copy of the Articles of Organization and all amendments.

(c) Copies of the Company's Federal, state and local income tax returns and financial statements for the three (3) most recent years, or if the returns and statements were not prepared, copies of the information and statements provided to or that should have been provided to the Members to enable them to prepare their Federal, state and local tax returns for the same period.

(d) Copies of this Agreement and all amendments and copies of any written operating agreements no longer in effect.

(e) A writing setting out the following:

(i) The amount of cash, if any, and a statement of the agreed value of any other property or services contributed by each Member and the times at which or events upon the happening of which any additional contributions or returns of contributions agreed to be made by each Member are to be made.

(ii) The events, if any, upon the happening of which the Company is to be dissolved and its affairs wound up.

(iii) Any other writings required by this Agreement.

Section 7.2. Access to Accounting Records. Each Member, and the Member's duly authorized representative, shall have the right, at the Member's own expense, to inspect and copy the records listed in **Section 7.1** at the principal office of the Company, upon reasonable request, during ordinary business hours.

Section 7.3. Annual Financial and Tax Information. The Managers shall use their best efforts to cause the Company to deliver to each Member within ninety (90) days after the end of each fiscal year all information necessary for the preparation of such Member's Federal and state income tax returns. The Managers shall also use their best efforts to cause the Company to prepare, within

120 days after the end of each fiscal year, a financial report of the Company for such fiscal year containing a balance sheet as of the last day of the year then ended, an income statement for the year then ended, a statement of sources and applications of funds, and a statement of reconciliation of the Capital Accounts of the Members.

Section 7.4. Accounting Decisions. All decisions as to accounting matters, except as otherwise specifically set forth herein, shall be made by the Managers. The Managers may rely upon the advice of the Company's public accountants as to whether such decisions are in accordance with generally accepted accounting principles.

Section 7.5. Federal Income Tax Elections. The Company may make any and all elections for Federal income tax purposes, including, but not limited to, the following:

(a) To the extent permitted by applicable law and regulations, an election to use an accelerated depreciation method with respect to any depreciable asset of the Company; and

(b) In case of a transfer of all or part of the Interest of any Member, an election to adjust the tax basis of the assets of the Company pursuant to Code Sections 734, 743, and 754.

ARTICLE VIII

CAPITAL ACCOUNT; ALLOCATIONS; DISTRIBUTIONS

Section 8.1. Capital Account.

(a) An individual Capital Account shall be established and maintained on behalf of each Member, including any additional or substituted Member, in the manner provided by Treasury Regulation § 1.704-1(b)(2)(iv). To the extent consistent with Treasury Regulation § 1.704-1(b)(2)(iv), the Capital Account of each Member shall consist of:

(i) the amount of cash such Member has contributed to the Company, plus;

(ii) the agreed fair market value of any property such Member has contributed to the Company, net of any liabilities assumed by the Company or to which such property is subject, plus;

(iii) the amount of profits or net income (including tax-exempt income) allocated to such Member, less;

(iv) the fair market value of any property distributed to such Member, net of any liability assumed by such Member or to which such property is subject, less;

(v) such Member's share of any other expenditures which are not deductible by the Company for federal income tax purposes or which are not allowable as additions to the basis of Company property; and,

(vi) subject to such other adjustments as may be required under the Code. The Capital Account of a Member shall not be affected by any adjustments to basis made pursuant to Code Section 743 but shall be adjusted with respect to adjustments to basis made pursuant to Code Section 734.

(b) no Member shall have the right to withdraw that Member's Capital Contribution, or to receive any return or interest on any portion of that Member's Capital Contribution, or to demand and receive property of the Company or any distribution in return for that Member's Capital Contribution, except as may be specifically provided in this Agreement. No Master or Charter Member shall receive out of Company property any part of that Master or Charter Member's Capital Contribution until:

(i) all liabilities of the Company, except liabilities to Members, have been paid or there remains property of the Company sufficient to pay them; and,

(ii) the consent of the Founding Member is obtained, unless the return of the Capital Contribution may be rightfully demanded as provided in the Articles, this Agreement or the Act. In no event may a Member receive any distribution with respect to the Member's Capital Contribution which exceeds the positive balance in the Member's Capital Account at the time of distribution.

(c) Subject to the provisions of **Section 8.1(b)** and Article XI, a Member may rightfully demand the return of the Member's Capital Contribution (i) on the dissolution of the Company, or (ii) as may otherwise be provided in the Articles, this Agreement or the Act. A Member shall have only the right to demand and receive cash in return for the Member's Capital Contribution.

Section 8.2. Allocation of Net Income, Loss or Capital Gains. Except as may be expressly provided otherwise in this Article VIII, and subject to the provisions of Code Section 704(c) or any other provision of the Code, the net income (taking into account all salaries, bonuses, or guaranteed payments made to Members), loss or capital gains of the Company for each fiscal year of the Company shall be allocated among all of the classes of the Members according to their respective

Percentage Interests, unless otherwise provided in this Agreement or any Amendment hereto. Prior to the Allocation Adjustment Date (a/k/a Parity), the Percentage Interests and Units of the Members shall be as set forth in column B on Exhibit B; on and after the Allocation Adjustment Date (a/k/a Parity), the Percentage Interests and Units of the Members shall be as set forth in Column C on Exhibit B.

Section 8.3. Allocation of Income and Loss and Distributions in Respect of Interests Transferred.

(a) If any Interest in the Company is transferred, or is increased or decreased by reason of the admission of a new Member or otherwise, during any fiscal year of the Company;

(i) the Company may close its books as though the Company's accounting and tax years had ended, with allocations to be made among the Members in a manner consistent with **Section 8.2** of this Agreement; or

(ii) each net item of income, gain, loss, deduction, or credit of the Company for such fiscal year shall be assigned pro rata to each day in the particular period of such fiscal year to which such item is attributable (i.e., the day on or during which it is accrued or otherwise incurred), and the amount of each such item so assigned to any such day shall be allocated to the Member in a manner consistent with **Section 8.2** of this Agreement.

(b) Distributions of Company assets in respect of an Interest in the Company shall be made only to the Members who, according to the books and records of the Company, are the holders of record of the Interests in respect of which such distributions are made on the actual date of distribution. Neither the Company nor any Member shall incur any liability for making distributions in accordance with the provisions of the preceding sentence, whether or not the Company or the Member has knowledge or notice of any transfer or purported transfer of ownership of Interest in the Company which has not been approved by the Founding Member.

Notwithstanding any provision in this Agreement to the contrary, gain or loss of the Company realized in connection with a sale or other disposition of any of the assets of the Company shall be allocated solely to the parties owning Interests in the Company as of the date such sale or other disposition occurs and shall be in accordance with their respective Percentage Interests on such date.

Section 8.4. Quarterly Distributions of Available Cash. In addition to Quarterly Distributions, additional distributions of Available Cash may be made to the Members in accordance with their respective Percentage Interest at the discretion of the Founding Member. The amount allocated to each Member pursuant to **Section 8.2** of this Agreement (together with any adjustments attributable to **Section 8.3** of this Agreement) for each calendar quarter shall be distributed to each Member by the Company ("Quarterly Distribution") within 30 days after the end of the applicable quarter ("Distribution Date"); provided, however, that the aggregate amount of the Quarterly Distributions shall be reduced to the extent necessary to prevent the Quarterly Distributions from exceeding the Company's Available Cash. Any such reduction in the aggregate amount of a Quarterly Distribution shall be allocated among the Members in proportion to the amounts of their respective Quarterly Distributions prior to such reduction. The amounts by which any Quarterly Distributions are so reduced shall be distributed on the first succeeding Distribution Date on which there is sufficient Available Cash.

Section 8.5. Capital Proceeds Capital Proceeds shall be distributed and applied by the Company in the following order and priority:

(a) to the payment of all expenses of the Company incident to the Capital Transaction; then

(b) to the payment of debts and liabilities of the Company then due and outstanding, including all debts due to any Interest Holder; then

(c) to the establishment of any reserves which the Founding Member deems necessary for liabilities or obligations of the Company; then

(d) the balance shall be distributed as follows:

(i) to the Interest Holders in proportion to their respective Adjusted Capital Balances, until their remaining Adjusted Capital Balances have been paid in full;

(ii) if any Interest Holder has a positive Capital Account after the distributions pursuant to Section 8.5(d)(i) and before any further allocation of Profit pursuant to Section 8.6(a)(iii), to those Interest Holders in proportion to their respective positive Capital Account balances; then

(iii) until the occurrence of the Allocation Adjustment Date (a/k/a Parity), in accordance with the Percentage Interests set forth in column B on Exhibit B; then

(iv) after the Allocation Adjustment Date (a/k/a Parity), in accordance with the Percentage Interests set for the in Column C on Exhibit B.

(v) any profit in excess of the foregoing allocations shall be allocated to the Interest Holders in proportion to their Percentages.

Section 8.6 Allocation of Profit or Loss from a Capital Transaction.

(a) Profit from a Capital Transaction shall be allocated as follows;

(i) If one or more Interest Holders has a negative Capital Account, to those Interest Holders, in proportion to their respective negative Capital Account balances, until all negative Capital Account Balances have been reduced to zero;

(ii) Any Profit not allocated pursuant to Section 8.6(a)(i) above shall be allocated to the Interest Holders in proportion to, and to the extent of, the amounts distributable to them pursuant to Section 8.5(d)(iii).

(b) Loss from a Capital Transaction shall be allocated as follows:

(i) If one or more Interest Holders has a positive Capital Account, to those Interest Holders, in proportion to their Positive Capital Accounts, until all Positive Capital Accounts have been reduced to zero.

(ii) Any Loss not allocated to reduce Positive Capital Accounts to zero pursuant to Section 8.6 (b)(i) shall be allocated to the Interest Holders in proportion to their Percentage Interests.

Section 8.7 Guaranteed Payments to Master and Charter Members. The Company shall make a guaranteed payment to each Master and Charter Member within 30 days after the end of each calendar quarter beginning with the calendar quarter ending September 30, 2017 (a "Guaranteed Payment Date"), in the amount of 10 % per annum of the initial capital contribution of such Master and Charter Member (collectively, the "Guaranteed Payments"); provided however, that the aggregate amount of Guaranteed Payments to be made on any Guaranteed Payment Date shall be reduced to the extent necessary to prevent such Guaranteed Payments form exceeding the Company's Available Cash; and provided further that no Guaranteed Payments shall be made to the Master Members after the Allocation Adjustment Date (a/k/a Parity). Any reduction in the aggregate amount of Guaranteed Payments shall be allocated among the Master and Charter Members in proportion to the amounts of their respective Guaranteed Payments for the applicable calendar quarter prior to such reductions. The amount by which any Guaranteed Payments are so reduced shall be distributed on the first succeeding Guaranteed Payment Date on which there is sufficient Available Cash. The payments to be made pursuant to this Section 8.7 shall constitute "guaranteed payments" pursuant to Section 707(a) of the Code. No Guaranteed Payments shall be made to the Master Members after the Allocation Adjustment Date (a/k/a Parity).

ARTICLE IX

CHANGES IN MEMBERS; RESTRICTIONS ON TRANSFER OF INTERESTS

Section 9.1. Buy-out of Former Members.

(a) Upon the occurrence of an Event of Dissociation and the consent of the Founding Member other than the Former Member to continue the Company, the Company shall have the option to purchase the Interest of such Former Member within 120 days after the Event of Dissociation upon the terms and conditions set forth in this Agreement.

(b) The amounts paid to a Former Member for purposes of **Section 9.1(a)** of this Agreement shall be determined as set forth below in this **Section 9.1(b)**:

(i) The amount or value of a Former Member's interest shall be determined upon the occurrence of an event of disassociation in accordance with generally accepted principles of accounting; and shall be equal to the positive capital account balance of such Former Member as reflected in the financial records of the Company; and,

(ii) payment of such amount shall be paid from available cash as defined herein.

(c) The amounts to be paid a Former Member for purposes of **Section 9.1(a)** of this Agreement shall be paid in cash.

Section 9.2. Restrictions on Transfer and Assignment of a Member's Interest. No Master or Charter Member shall be entitled to assign, convey, sell, transfer, pledge, encumber or in any way alienate all or any part of such Master or Charter Member's Interest, except with the prior written consent of the Founding Member, which consent may be given or withheld, conditioned or delayed as the Founding Member may determine in their sole discretion. No Master or Charter Member shall be entitled to assign, convey, sell, transfer, pledge, encumber or in any way alienate all or any part of such Master or Charter Member's Interest, except with the prior written consent of the Founding

Member, which consent may be given or withheld, conditioned or delayed as the Founding Member may determine in their sole discretion. Transfers in violation of this **Section 9.2** shall only be effective to the extent set forth in **Section 9.5(b)** of this Agreement.

Section 9.3. Further Restrictions on Transfer. In addition to the restrictions and requirements set forth in **Section 9.2**and **Section 9.4**, no Member shall assign, convey, sell, encumber or in any way alienate all or any part of such Member's Interest in the Company:

(a) without registration under applicable federal and state securities laws, unless such Member delivers an opinion of counsel satisfactory to the Company that registration under such laws is not required; or,

(b) if the Interest to be sold or exchanged, when added to the total of all other Interests sold or exchanged in the preceding 12 consecutive months prior thereto, would result in the termination of the Company for tax purposes under Code Section 708.

Section 9.4. Substitute Members. A transferee shall have the right to become a substitute Member if:

(a) the requirements of **Sections 9.2** and **9.3** of this Agreement are met;

(b) such person executes an instrument satisfactory to the Founding Member accepting and adopting the terms and provisions of this Agreement; and,

(c) such person pays any reasonable expenses in connection with his or her admission as a Member.

Section 9.5. Effect of Transfer.

(a) Any permitted transfer of all or any portion of a Member's Interest in the Company will take effect on the first day of the month following receipt by the Founding Member of written notice of transfer. Any transferee of an Interest in the Company shall take subject to the restrictions on transfer imposed by any other provisions of this Agreement.

(b) Upon any transfer of a Member's Interest in the Company in violation of this Agreement, the transferee shall have no right to participate in the management of the business and affairs of the Company or to become a Member, and such transferee shall only be entitled to receive the share of profits or other compensation by way of income and the return of contributions to which the transferor of such Interest in the Company would otherwise be entitled.

ARTICLE X

ADDITIONAL MEMBERS AND UNITS

Section 10.1. Additional Units. By the written consent of the Founding Member, the Company may issue Additional Units by sale or other issuance to existing Members or other Persons. Any such sale or other issuance of Company Units shall be made in accordance with the Articles and this Agreement. As a condition to such issuance, Additional Members acquiring such Units shall execute this Agreement and all other documents and instruments as the Company may require and shall become Members as regards such Units upon the date the last of such agreements is executed.

Section 10.2. Allocations. Additional Units shall not be entitled to any retroactive allocation of the Company's income, gains, losses, deductions, credits or other matters of any kind; provided that Additional Units shall be entitled to their respective share of the Company's income, gains, losses, deductions, credits and other matters of any kind arising under contracts entered into before the effective date of the issuance of any Additional Units to the extent that such income, gains, losses, deductions, credits and other matters of any kind arise after such effective date. The Company's books may be closed at the time Additional Units are issued as though the Company's tax year had ended or the Company may credit to the Additional Units pro rata allocations of the Company's income, gains, losses, deductions, credits and other matters of any kind for that portion of the Company's fiscal year after the effective date of the issuance of the Additional Units, such allocations to be effected in a manner consistent with **Section 8.2** of this Agreement.

ARTICLE XI

DISSOLUTION AND WINDING UP

Section 11.1. Dissolution. The Company shall be dissolved and its affairs wound up on the first of the following to occur:

(a) At the time or on the occurrence of events specified in the Articles or this Agreement; The Founding Members in writing consent to the dissolution of the Company;

(b) An Event of Dissociation occurs, unless the Founding Member elects to continue the business of the Company within 90 days of the date of the Event of Dissociation; or

(d) A decree of judicial dissolution is entered pursuant to the Act.

Section 11.2. Winding Up. Upon dissolution, the Managers shall proceed to wind up and liquidate the business and affairs of the Company, and the Company may only carry on business that is appropriate to wind up and liquidate the business and affairs of the Company, including the following:

(a) collecting the Company's assets;

(b) disposing of properties that will not be distributed in kind to members;

(c) discharging or making provision for discharging liabilities;

(d) distributing the remaining property among the members;

(e) doing every other act necessary to wind up and liquidate the business and affairs of the Company.

The Managers shall follow the procedure for disposing of known claims set forth in the Act and shall publish notice of the dissolution of the Company pursuant to the Act.

Section 11.3. Distribution of Assets. Upon the winding up of the Company, the assets shall be distributed as follows:

(a) To creditors, including Members and Managers who are creditors to the extent permitted by law, to satisfy the liabilities of the Company whether by payment or by the establishment of adequate reserves, excluding distributions to Members pursuant to **Section 8.4** and

(b) To Members and Former Members to satisfy the liabilities for distributions pursuant to **Section 8.4** and **Section 8.7**;

(c) To Members of the Company in respect of their share of the profits and other compensation by way of income on their Capital Contributions to the extent each such Member has a positive balance in his Capital Account as provided in Treasury Regulation § 1.704-1(b)(2)(ii)(b)(2); and

(d) To Members of the Company in respect to their Capital Contributions to the extent each such Member has a positive balance in his Capital Account as provided in Treasury Regulation § 1.704-1(b)(2)(ii)(b)(2).

Section 11.4. Deficit Account Balance after Liquidation. A deficit balance in a Member's Capital Account after liquidation of the Company shall be repaid to the Company no later than 90 days after the liquidation occurs as provided in Treasury Regulation § 1.704-1(b)(2)(ii)(b)(3).

ARTICLE XII

INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

Organizers, Members and Managers of the Company shall be entitled to indemnification and advancement of expenses in accordance with and subject to the Articles of Organization.

ARTICLE XIII

INVESTMENT REPRESENTATIONS

By the execution of this Agreement each of the Members acknowledges, agrees, represents and warrants that:

(a) The Member understands that investment in the Member's Interest (Units) in the Company involves a high degree of risk and is suitable only for sophisticated investors. The Member further understands that Interests (Units) are being offered in reliance upon an exemption from registration provided by the Federal Securities Act of 1933, as amended, and/or Regulation D of the Securities and Exchange Commission, or an intrastate exemption under Rule 147, if applicable, and exemptions provided for under applicable state securities laws.

(b) The Member is purchasing the Member's Interest (Units) for the Member's own investment and not with a view to distribution or resale thereof to any other Person.

(c) The Company has disclosed to the undersigned, in writing, and the Member acknowledges, that the transferability of the Interest (Units) is severely limited and that the undersigned must continue to bear the economic risk of this investment for an indefinite period as these securities have not been registered under the Securities Act of 1933 or any state securities laws and therefore cannot be offered or sold unless they are subsequently registered under such acts or an exemption from such registration is available.

(d) The Member agrees that in addition to other prohibitions of and restrictions on transfer under this Agreement, the Member's Interest (Units) will not be sold without registration under the Securities Act of 1933 and any applicable state securities law, or until the undersigned has obtained an opinion of counsel satisfactory to the Company that such registration is not required in connection with any such transaction.

(e) The Member agrees that any certificates representing the Member's Interest (Units) may contain the following legend: **"The Units represented by this certificate were acquired for investment only and not for resale. They have not been registered under the Securities Act of 1933 or any state securities law. These Units may not be sold, transferred, pledged, or hypothecated unless first registered under such laws, or unless the Company has received an opinion of counsel satisfactory to it that registration under such laws is not required. In addition, the Units represented by this certificate are subject to limitations and restrictions set forth in the Articles of Organization and Operating Agreement of the Company, copies of which will be provided upon request."** The Company may issue stop transfer instructions to its transfer agent (if any) or make a notation to such effect on its appropriate records.

(f) The Member's principal residence is at the address for the Member noted in this Agreement.

(g) The Member has and has had access to all material facts with respect to the Interest (Units) by reason of active involvement in the organization or management of the Company or because such Member was provided such information prior to investment in the Units.

(h) The Member is an "accredited investor" within the meaning of all applicable Federal and state securities laws, including the Indiana Securities Law, as amended.

(i) No commission or other remuneration shall be paid to any person in connection with the offer or sale of the Interest (Units).

(j) The Member understands and agrees that the Member has no right to require the Company to register the Interest (Units) under Federal or state securities laws at any time, or to join in any future registration.

(k) The Member agrees to hold the Company and its Members, Managers and controlling persons (as defined in the Securities Act of 1933, as amended), and any persons affiliated with any of them or with the distribution of the Interest (Units), harmless from all expenses, liabilities, and damages (including reasonable attorneys' fees) deriving from a disposition of the Interest (Units) in manner in violation of the Securities Act of 1933, as amended, or of any applicable state securities law or which may be suffered by reason of a breach of any of the covenants, representation and warranties contained in this Article XIII.

ARTICLE XIV

AMENDMENTS

Section 14.1. Proposal of Amendments. Amendments to the Articles and this Agreement may be proposed in writing by the Founding Member or by any Manager or Managers. If required by the Founding Member, any such proposed amendment must be accompanied by an opinion of counsel as to the legality and effect on the Members. Copies of any amendments proposed to be made pursuant to this **Section 14.1** shall be sent to the Members.

Section 14.2. Amendments by Members. A proposed amendment shall be voted upon at either an annual meeting or a special meeting of the Master and Charter Members or all of the Members duly called for the purpose of voting on the amendment. Such votes shall be exercised as provided in Article VII. Except as set forth in the next sentence, amendments shall be approved by the Founding Member. The following amendments must be approved by the Founding Member and a Majority in Interest of the Master and Charter Members, voting as separate voting groups:

(a) amendments which have an adverse effect on the allocations of profits and losses to Master and Charter Members pursuant to **Section 8.2;**

(b) amendments to **Sections 8.4, 8.5** or **8.6**;

(c) amendments which have an adverse effect on the guaranteed payments to be made to Master and Charter Members pursuant to **Section 8.7;**

(d) amendments to the provisions of this **Section 14.2**;

(e) any amendment which has the effect of any of the amendments described in the foregoing (a) through (d). Upon approval of any amendment, all Members, whether or not they consented to such amendment, shall be deemed to have consented to and shall be bound by the terms and provisions thereof as if they had so consented.

Section 14.3. Amendments by Managers. Notwithstanding any provision of this Agreement, amendments to this Agreement which, in the opinion of counsel to the Company, are necessary to maintain the status of the Company as taxable as a partnership for purposes of Federal or state law or for other tax purposes, may be made by the Managers without the necessity of a vote of the Members.

ARTICLE XV

MISCELLANEOUS

Section 15.1. Complete Agreement. This Agreement and the Articles constitute the complete and exclusive statement of agreement among the Members with respect to its subject matter. This Agreement and the Articles replace and supersede all prior agreements by and among the Members or any of them.

This Agreement and the Articles supersede all prior written and oral statements and no representations, statement, or condition or warranty not contained in this Agreement or the Articles will be binding on the Members or have any force or effect whatsoever.

Section 15.2. Governing Law. This Agreement and the rights of the parties under this Agreement will be governed by, interpreted, and enforced in accordance with the laws of the State of Indiana.

Section 15.3. Binding Effect; Conflicts. Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the Members, and their respective distributees, successors and assigns. This Agreement is subject to, and governed by, the Act and the Articles. In the event of a direct conflict between the provisions of this Agreement and the mandatory provisions of the Act or the provisions of the Articles, the provisions of the Act or the Articles, as the case may be, will be controlling.

Section 15.4. Headings; Interpretation. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement. The singular shall include any plural, and the masculine gender shall include the feminine and neuter, and vice versa, as the context requires.

Section 15.5. Severability. If any provision of this Agreement is held to be illegal, invalid, unreasonable, or unenforceable under the present or future laws effective during the term of this Agreement, such provision will be fully severable; this Agreement will be construed and enforced as if such illegal, invalid, unreasonable, or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, unreasonable, or unenforceable provision or by its severance. In addition, there will be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid, unreasonable, or unenforceable provision as may be possible and be legal, valid, reasonable, and enforceable.

Section 15.6. Multiple Counterparts. This Agreement may be executed in several counterparts, each of which will be deemed an original but all of which will constitute one and the same instrument. However, in making proof with respect to this Agreement it will be necessary to produce only one copy hereof signed by the party to be charged.

Section 15.7. Additional Documents and Acts. Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated by this Agreement.

Section 15.8. No Third Party Beneficiary. This Agreement is made solely and specifically among and for the benefit of the Members and their respective successors and assigns subject to the express provisions of this Agreement relating to successors and assigns; and no other person will have any rights, interest, or claims under the Agreement or be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise.

Section 15.9. Notices. Any notice to be given or to be served upon the Company or any Member in connection with this Agreement must be in writing and will be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Such notices will be given to a Member at the address specified on EXHIBIT "A" and/or EXHIBIT "B". Any Member or the Company may, at any time by giving a five (5) day prior written notice to the other Members and the Company, designate any other address in substitution of the foregoing address to which such notice will be given.

Section 15.10. Title to Company Property. Legal title to all property of the Company will be held and conveyed in the name of the Company.

Section 15.11. Reliance on Authority of Person Signing Agreement. In the event that a Member is not a natural person, neither the Company nor any Member will:

(a) be required to determine the authority of the individual signing this Agreement to make any commitment or undertaking on behalf of such Person or to determine any fact or circumstances bearing upon the existence of the authority of such individual_or,

(b) be required to see to the application or distribution of proceeds paid or credited to individuals signing this Agreement on behalf of such Entity.

Section 15.12. Confidentiality. It is mutually acknowledged that the value of each Members' ownership interest depends on the success and profitability of the Company. Each Member has a financial interest in protecting and enhancing the overall value of the Company, which is closely held. Accordingly, during the period in which an Interest is owned, and for three (3) years afterwards, no Member shall disclose or divulge any financial data, confidential information, trade secrets, business methods, work procedures or systems utilized by the Company, or any other information which is not generally available outside the Company, without the prior, written consent of the Company. This non-disclosure obligation includes any and all types of valuable or useful, non-public Company information, however obtained. All Members agree that a violation of any of the foregoing shall result in immediate, continuing and irreparable harm to the Company's business and that the Company shall be entitled to injunctive relief as well as money damages for a violation of the foregoing. In the event that the provisions of this **Section 15.12** should ever be deemed to exceed the restrictions permitted by applicable law, then such overly restrictive provisions shall be reformed to the maximum limitations permitted.

IN WITNESS WHEREOF, the Members have executed this Agreement on the date set forth opposite their signatures, to be effective, however, as of the date the Articles of Organization of the Company are accepted for filing by the Secretary of State of the State of Indiana.

DATED: June 23, 2016.
FOUNDING MEMBER:
SNYDER ENTERTAINMENT GROUP, LLC

Mark L. Snyder

By; MARK L. SNYDER, Manager

EXHIBIT "A"
to
OPERATING AGREEMENT

Names and Addresses of Members

FOUNDING MEMBER

Snyder Entertainment Group, LLC	1705 Greenbush Street Lafayette, IN 47904

MASTER MEMBER(s)

CHARTER MEMBER(s)

EXHIBIT "B"
to
OPERATING AGREEMENT

Capital Contributions, Percentage Interests and Units of Members

FOUNDING MEMBER

Member	Capital Contribution	Percentage Interest	Units
Snyder Entertainment Group, LLC 1705 Greenbush Street Lafayette, IN 47904	$1,000.00	100%	1,000

MASTER MEMBER(s)

Member	Capital Contribution	Percentage Interest	Units

CHARTER MEMBERS

Member	Capital Contribution	Percentage Interest	Units